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                             February 9, 2024

       Ashley Xin Wu
       Acting Co-Chief Executive Officer
       HUYA Inc.
       Building A3, E-Park
       280 Hanxi Road
       Panyu District , Guangzhou 511446
       People   s Republic of China

                                                        Re: HUYA Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 17, 2024
                                                            File No. 001-38482

       Dear Ashley Xin Wu:

              We have reviewed your January 17, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 2. Principal Accounting Policies
       (h) Short-term deposits and long-term deposits, page F-22

   1.                                                   In your response letter
dated January 17, 2024 (   response   ), we note that you make
                                                        reference to relying on
Section 3(b)(1) of the Investment Company Act of 1940
                                                        (   Investment Company
Act   ) in your analysis of several different entities, such as Tiger
                                                        Information Technology
Inc., Hainan Huya Entertainment Technology Co., Ltd., and
                                                        Foshan Huya Huxin
Technology Co., Ltd. Please advise as to whether you have opinions of counsel regarding
Section 3(b)(1) with regard to such entities and, if so, whether you
 Ashley Xin Wu
FirstName
HUYA Inc.LastNameAshley Xin Wu
Comapany9,NameHUYA
February   2024       Inc.
February
Page 2 9, 2024 Page 2
FirstName LastName
         are willing to share such opinions with the staff.
2.       In your response, we note that you make reference to relying on
Section 3(c)(1) and
         3(c)(7) of the Investment Company Act in your analysis of several different entities, such as Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting
         Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting
         Partnership (Limited Partnership), and Ningvo Meishan Free Trade Port Area Chenhai
         Shangying Equity Investment Partnership (Limited Partnership). Under
Section 3(a)(2) of
         the Investment Company Act, these assets would generally be investment securities in the hands of the applicable investing entity. Please confirm that your previous (and future)
         analysis under Section 3(a)(1)(C) did not, and will not, treat such investments as investment securities.
3.       Please provide for the staff   s review a draft risk factor disclosing
risks related to the
         Company potentially operating as an    investment company    under the
Investment
         Company Act. Please ensure that the risk factor, among other things,
(i) discloses, with
         appropriate specificity, why the Company may be at risk of being considered an investment company and (ii) describes the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.
4.       In response to staff   s prior comment 1, we note the discussion of
Sources of Income    in
         Appendix B. Please update the discussion of    Sources of Income    to
reflect the
         Company   s and its wholly-owned subsidiaries    assets on a
consolidated basis as of the
         most recent fiscal quarter end.
5. More generally, in your response, we note that you use factual information and data as of
         September 30, 2023, per the staff   s previous request. Please update
all previous data and
         analysis to reflect the most recent fiscal quarter end. Alternatively, please advise the staff whether there were any changes between September 30, 2023 and the most recent fiscal quarter end that would materially impact the investment company analysis previously provided.
6. We note your response to the staff's prior comment 4 regarding value of the VIE. Based on the information provided, we do not necessarily agree with your view that the book value of the VIE reflects fair value consistent with section 2(a)(41) of the Investment
         Company Act. In addition, your response to prior comment 4 references Accounting
         Series Release (   ASR   ) No. 113, Financial Reporting Codification
(CCH)   404.04 (Oct.
         21, 1969) and ASR No. 118, Financial Reporting Codification (CCH)
404.03 (Dec.23,
         1970). However, ASR 113 and ASR 118 have been rescinded in their entirety. See Good
         Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec.
         3, 2020). Please ensure that, going forward, the Company values the VIE in a manner consistent with the Investment Company Act. Please confirm your understanding of the foregoing.
 Ashley Xin Wu
HUYA Inc.
February 9, 2024
Page 3
7.       The Company   s response states that, as of September 30, 2023, a very
significant portion
         of the Company   s assets on a consolidated basis consisted of time
deposits. The response
         to Staff   s prior comment 5 indicates that the Company has maintained such significant
         holdings in time deposits for    cash management purposes" and further
states that    the
         purpose of such investments [in time deposits] is to ensure the availability of cash for
         essential resources and services required for the Company   s ongoing
operations.
         However, the response also notes that the Company uses time deposits to seek to preserve the value of [its holdings] in the current inflationary environment.

         1.    Please provide further analysis as to how the Company   s very
significant holdings in
                  short-term time deposits,    which carry maturity dates of up
to one year, are
               consistent with the statement that the Company   s holdings in
time deposits are
               tantamount to    cash holdings    for    essential resources and
services required for the
               Company   s ongoing operations,    particularly in light of the
availability of more
               liquid investments.
         2. Please advise as the amount of time that the Company has positioned a significant
               portion of its assets on a consolidated basis in    short-term
time deposits.
         3.    Please indicate what the Company   s present intention is with
respect to holding such
               large positions in    short-term time deposits    in the future.



        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAshley Xin Wu                               Sincerely,
Comapany NameHUYA Inc.
                                                              Division of
Corporation Finance
February 9, 2024 Page 3                                       Office of
Technology
FirstName LastName